SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                             (Amendment No. )*

                         Insignia Properties Trust
                              (Name of Issuer)


           Common Shares of Beneficial Ownership, $.01 par value
                      (Title of Class and Securities)


                                 45767U 10 1
                               (CUSIP Number)

            Patrick J. Foye                     Copy to:
            Apartment Investment and            Michael V. Gisser, Esq.
            Management Company                  Skadden, Arps et al.
            1873 South Bellaire Street          300 South Grand Avenue
            17th Floor                          Los Angeles, California  90071
            Denver, Colorado  80222             (213) 687-5213
            (303) 757-8101
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)


                              October 1, 1998
          (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )
-------------------------
      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  45767U 10 1             13D
------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Apartment Investment and Management Company
       I.R.S. # 84-1259577

-----------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                         (a)  ( )

                                                         (b)  (x)
------------------------------------------------------------------------
(3)  SEC USE ONLY
------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*
     N/A
------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                          (  )

------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Maryland
------------------------------------------------------------------------
                                       (7)  SOLE VOTING POWER
      NUMBER OF                                  0
       SHARES                          ---------------------------------
    BENEFICIALLY                       (8)  SHARED VOTING POWER
      OWNED BY                                   21,821,283
       EACH                            ---------------------------------
    REPORTING                          (9)  SOLE DISPOSITIVE POWER
     PERSON                                      11,886,808
      WITH                             ---------------------------------
                                       (10)  SHARED DISPOSITIVE POWER
                                                 9,934,475
------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                 21,821,283
------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                      (  )
------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  65.4   %
------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------



CUSIP No.  45767U 10 1           13D
------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       AIMCO-GP, Inc.

-----------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                        (a)  ( )
                                                        (b)  (x)
------------------------------------------------------------------------
(3)  SEC USE ONLY
------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*
     N/A
------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                          (  )

------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------
                                       (7)  SOLE VOTING POWER
    NUMBER OF                                    0
     SHARES                            ---------------------------------
  BENEFICIALLY                         (8)  SHARED VOTING POWER
    OWNED BY                                     9,934,475
      EACH                             ---------------------------------
    REPORTING                          (9)  SOLE DISPOSITIVE POWER
     PERSON                                      0
      WITH                             ---------------------------------
                                       (10)  SHARED DISPOSITIVE POWER
                                                 9,934,475
------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                 21,821,823
------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                      (  )
------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  65.4   %
------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------



CUSIP No.  45767U 10 1           13D
------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       AIMCO Properties, L.P.

-----------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                 (a)  ( )
                                                 (b)  (x)
------------------------------------------------------------------------
(3)  SEC USE ONLY
------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*
     N/A
------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                          (  )

------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------
                                       (7)  SOLE VOTING POWER
    NUMBER OF                                    0
     SHARES                            ---------------------------------
  BENEFICIALLY                         (8)  SHARED VOTING POWER
   OWNED BY                                      9,934,475
     EACH                              ---------------------------------
   REPORTING                           (9)  SOLE DISPOSITIVE POWER
     PERSON                                      0
     WITH                              ---------------------------------
                                       (10) SHARED DISPOSITIVE POWER
                                                 9,934,475
------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                 21,821,283
------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                      (  )
------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  65.4   %
------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
          PN
------------------------------------------------------------------------





Item 1:     Security and Issuer

            This Schedule 13D relates to the Common Shares of Beneficial Ownership, $.01 par value per share (the "Shares"), of Insignia Properties Trust, a Maryland real estate investment trust (the "Issuer"), which has its principal executive office at One Insignia Financial Plaza, P.O. Box 19059, Greenville, South Carolina 29602.

Item 2:     Identity and Background

            This Schedule 13D is being filed by Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), and AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP" and, together with AIMCO and AIMCO-GP, the "Reporting Persons"). The executive office of the Reporting Persons is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. As of June 30, 1998, AIMCO owned an approximately 89% controlling interest in AIMCO OP through its wholly-owned subsidiaries, AIMCO-GP and AIMCO-LP, Inc., a Delaware corporation ("AIMCO-LP"). AIMCO-GP is the sole general partner of AIMCO OP, owning approximately 1% of the equity interests, and AIMCO-LP is a limited partner, owning approximately 88% of the equity interests. The executive officers of AIMCO-GP are the same as those of AIMCO and the two directors of AIMCO-GP, Terry Considine and Peter Kompaniez, are also directors of AIMCO. The principal business of AIMCO is to own and operate multi-family residential properties. Certain information concerning the directors and executive officers of AIMCO and AIMCO-GP is set forth in Schedule I hereto.

            (a-c) Not applicable.

            (d) and (e) To the best knowledge of the Reporting Persons, none of the persons listed in Schedule I hereto have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Not applicable.

Item 3:     Source and Amount of Funds or Other Consideration

            AIMCO became the beneficial owner of 11,886,808 Shares pursuant to the merger (the "Merger") of Insignia Financial Group, Inc. ("IFG") with and into AIMCO, with AIMCO being the surviving corporation. Pursuant to the Merger, AIMCO succeeded to Insignia's direct ownership of 4,502,741 Shares. Moreover, upon consummation of the Merger, Insignia Capital Corporation, a Delaware corporation and, upon consummation of the Merger, a wholly-owned subsidiary of AIMCO, distributed 7,283,780 Shares to AIMCO, and National Property Investors, Inc., a Florida corporation and, upon consummation of the Merger, a wholly-owned subsidiary of AIMCO, distributed 100,287 Shares to AIMCO (such contributions shall hereinafter be referred to, collectively, as the "Distributions").

            Pursuant to the Merger, AIMCO succeeded to IFG's ownership of 8,919,480 common partnership units (the "Units") of Insignia Properties, L.P., a Delaware limited partnership. Upon consummation of the Merger, AIMCO contributed the aforementioned Units to AIMCO OP. Furthermore, Insignia Capital Corporation, a Delaware corporation and a wholly-owned subsidiary of AIMCO after the Merger, contributed 1,014,995 Units to AIMCO OP upon consummation of the Merger. Accordingly, AIMCO OP became the beneficial owner of 9,934,475 Units upon consummation of the Merger.

            Under the limited partnership agreement of IPLP (the "Partnership Agreement"), a holder of Units has the right (a "Redemption Right") to cause IPLP to redeem each of such holder's Units for cash equal to the value of a Share (subject, however, to the first right of the Issuer to purchase each Unit offered for redemption for one Share, subject to adjustment upon the occurrence of stock splits, stock dividends or similar transactions with respect to the Shares, as described in the Partnership Agreement). The number of Shares that AIMCO OP would receive upon such an exchange, if such exchange took place currently, would be 9,934,475, and such Shares would constitute approximately 29.76% of the issued and outstanding Shares as of October 1, 1998. Furthermore, assuming such exchange, the Reporting Persons would beneficially own, in the aggregate, 21,821,283 Shares, and such Shares would constitute approximately 65.4% of the issued and outstanding Shares as of October 1, 1998. AIMCO disclaims beneficial ownership of the 9,934,475 Shares which would be beneficially owned by AIMCO OP upon exercise of the Redemption Right by AIMCO and election by the Issuer to purchase such redeemed Units.

Item 4:     Purpose of Transaction

            (a) - (c), (f) - (g), (j) As of October 1, 1998, AIMCO and the Issuer entered into an agreement and plan of merger (the "IPT Merger Agreement"), which provides for, among other things, the merger of the Issuer with AIMCO or a subsidiary of AIMCO (the "IPT Merger"). The IPT Merger Agreement provides that, upon consummation of the IPT Merger, shareholders of IPT (the "IPT Shareholders") will receive $13.25 per Share in cash, or $13.28 per Share in shares of AIMCO Common Stock, at AIMCO's option.

            In connection with the execution of the IPT Merger Agreement, the Bylaws of the Issuer in effect immediately prior to such signing have been amended and restated in their entirety; a copy of the Second Amended and Restated Bylaws of the Issuer (the "IPT Bylaws") is attached hereto as Exhibit 10.2.

            The IPT Merger is subject to the approval of the IPT Shareholders, regulatory approvals, and the satisfaction or waiver of various other conditions. AIMCO has agreed to vote all Shares owned by it in favor of the IPT Merger Agreement and the transactions contemplated thereby, and granted certain members of the Board of Trustees of the Issuer (the "IPT Board") an irrevocable proxy (the "Proxy") to vote all Shares held by AIMCO at all meetings of IPT Shareholders, and in every written consent in lieu of such meetings, in favor of approval of the IPT Merger and any matter that could reasonably be expected to facilitate the IPT Merger. Each grantee under the Proxy explicitly agreed in writing to vote all Shares subject to the Proxy in favor of the IPT Merger. The Proxy shall terminate upon the earlier of (a) January 1, 2002 and (b) the consummation of the IPT Merger.

            The board of directors of AIMCO and the IPT Board may agree in writing to terminate the IPT Merger Agreement without completing the IPT Merger. The IPT Merger Agreement may also be terminated in certain other circumstances.

            In connection with the execution of the IPT Merger Agreement, AIMCO and certain shareholders of the Issuer entered into an agreement, dated October 1, 1998 (the "Shareholder's Agreement"), whereby AIMCO agreed that, following a termination of the IPT Merger Agreement under certain circumstances, it will vote its Shares as follows: for the first two annual meetings of IPT Shareholders following such a termination, in favor of designees of Andrew L. Farkas, James A. Aston, Warren
            M. Eckstein, Frank M. Garrison and Brian L. Herrmann (collectively, the "Continuing Trustees"), so that such designees constitute a majority of the trustees of the IPT Board, and thereafter in favor of designees of the Continuing Trustees so that such designees constitute one less than a majority of the trustees of the IPT Board. The Shareholder's Agreement remains in effect as long as AIMCO and/or its affiliates own at least 10% of the outstanding Shares, but terminates upon consummation of the IPT Merger.

            If the IPT Merger is not completed, AIMCO will continue to control the majority of outstanding Shares. However, certain transactions involving AIMCO and the Issuer that occur between the effective time of the Merger and the termination of the IPT Merger Agreement between AIMCO and the Issuer, including the acquisition by AIMCO of assets of IPLP and interests in partnerships controlled by the Issuer, will be unwound.

            (d) Pursuant to the IPT Merger Agreement, no later than promptly after the execution and delivery of the IPT Merger Agreement (the "Signing Date"), the Issuer shall (a) cause two members of the IPT Board to resign their trusteeships, (b) increase the size of the IPT Board to eleven and cause each of Terry Considine, Peter K. Kompaniez, Patrick J. Foye, Steven D. Ira, Thomas W. Toomey and Harry G. Alcock (collectively, together with their successors, the "AIMCO-nominated Trustees") to be elected as a trustee of the Issuer, (c) cause certain individuals to be appointed as officers of the Issuer, (d) establish a committee of the IPT Board, consisting solely of AIMCO-nominated Trustees, authorized and empowered to act to the extent set forth in the IPT Bylaws, (e) recognize that the Continuing Trustees are authorized and empowered to act to the extent set forth in the IPT Bylaws, and (f) establish an executive committee of the IPT Board, to consist solely of Terry Considine, Peter K. Kompaniez, Patrick J. Foye and Thomas
            W. Toomey, to act to the extent set forth in the IPT Bylaws. The IPT Merger Agreement provides that the aforementioned committees shall not be dissolved prior to the effective time of the IPT Merger (the "Effective Time") or the termination of the IPT Merger Agreement. The IPT Merger Agreement further provides that the powers of the Continuing Trustees shall not be modified prior to the Effective Time or the termination of the IPT Merger Agreement without the consent of a majority of the Continuing Trustees.

            The IPT Merger Agreement provides that if, after the Signing Date and prior to the Effective Time, any IPT Shareholder vote is taken for the election of a trustee to any position on the IPT Board currently occupied by any of the Continuing Trustees or by their successors duly elected hereunder, AIMCO shall vote its Shares for the reelection of each such Continuing Trustee or for the election of such Continuing Trustee's successor designated by a majority of the Continuing Trustees. The IPT Merger Agreement further provides that if, after the Signing Date and prior to the Effective Time, any vacancy on the IPT Board arises with respect to a trustee position occupied by a Continuing Trustee, AIMCO shall cause the AIMCO-nominated Trustees to vote to fill such vacancy by electing a person nominated by a majority of the Continuing Trustees. The IPT Merger Agreement further provides that, without the approval of a majority of the Continuing Trustees, AIMCO shall not, and shall not permit any AIMCO-nominated Trustee to, remove a Continuing Trustee as a trustee of the IPT Board or amend the charter of the Issuer unless such amendment shall have been approved by a majority of the Continuing Trustees.

            (e) The IPT Merger Agreement requires the Issuer to continue to make regular quarterly distributions, as follows: the Issuer shall pay on October 15, 1998 its previously declared distribution of $.16 per Share to IPT Shareholders of record on September 30, 1998; thereafter, the Issuer shall declare and pay quarterly distributions with record dates and payment dates which are exactly the same as the record dates and payment dates for regular quarterly distributions paid by AIMCO in respect of the AIMCO Common Stock, in each case at $.16, or, after February 28, 1999, the greater of (a) $.16 and (b) the amount determined by dividing $13.28 by the lesser of (i) the average price of AIMCO Common Stock over a ten-day measuring period set forth in the IPT Merger Agreement and (ii) the average price of AIMCO Common Stock over a ten-day measuring period ending on (and including) December 31, 1998 (determined as of the applicable record date) (the "IPT Distribution Amount"); provided, however, that the first such distribution by the Issuer to be declared and paid after October 15, 1998 shall be adjusted as provided in the IPT Merger Agreement.

            In the event that the Effective Time has not occurred on or before February 28, 1999, if at any time thereafter AIMCO declares any distribution on the AIMCO Common Stock other than a regular quarterly distribution, with a record date for such distribution which is a date prior to the date of the Effective Time (a "Special AIMCO Distribution"), then the Issuer shall promptly declare and pay a corresponding distribution in an amount equal to the amount of such Special AIMCO Distribution, multiplied by $13.28, divided by the IPT Distribution Amount.

            (h)-(i) Upon completion of the IPT Merger, the Shares will become eligible for termination of registration pursuant to
            Section 12(g)(4) of the Securities Exchange Act of 1934, as amended from time to time (the "Act"), and AIMCO intends to seek delisting of the Shares from the American Stock Exchange and the termination of the registration of the Shares under the Act as soon after the completion of the IPT Merger as the requirements for such delisting and termination are met.

Item 5:     Interest in Securities of the Issuer

            (a)-(b) As a result of the Merger and the Distributions, AIMCO is the direct beneficial owner of an aggregate of 11,886,808 Shares. AIMCO has the sole power to dispose of, and has the shared power to vote such Shares, and such Shares constitute approximately 50.7% of the issued and outstanding Shares as of October 1, 1998.

            As a result of the Merger and subsequent transfer of Units to AIMCO OP, AIMCO OP is the beneficial owner of an aggregate of 9,934,475 Units. Under the Partnership Agreement, a holder of Units has a Redemption Right to cause IPLP to redeem each of such holder's Units for cash equal to the value of a Share (subject, however, to the first right of the Issuer to purchase each Unit offered for redemption for one Share, subject to adjustment upon the occurrence of stock splits, stock dividends or similar transactions with respect to the Shares, as described in the Partnership Agreement). The number of Shares that AIMCO OP would receive upon such an exchange, if such exchange took place currently, would be 9,934,475, and such Shares would constitute approximately 29.76% of the issued and outstanding Shares as of October 1, 1998. Furthermore, assuming such exchange, the Reporting Persons would beneficially own, in the aggregate, 21,821,283 Shares, and such Shares would constitute approximately 65.4% of the issued and outstanding Shares as of October 1, 1998. AIMCO disclaims beneficial ownership of the 9,934,475 Shares which would be beneficially owned by AIMCO OP upon exercise of the Redemption Right by AIMCO and election by the Issuer to purchase the redeemed Units. Prior to an exchange of Units for Shares, AIMCO OP is not entitled to any rights as a shareholder of the Issuer with respect to the Shares AIMCO OP would be entitled to receive upon the exchange of the Units held by AIMCO OP.

            To the knowledge of the Reporting Persons, no Shares are beneficially owned by any of the persons named in Schedule I hereto.

            Schedule II to this Schedule 13D sets forth the persons with whom AIMCO shares the power to vote or to direct the vote of 11,886,808 Shares covered by this Schedule 13D, as well as the present principal occupation or employment and business address of each such person.

            During the past five years, to the knowledge of the Reporting Persons, no person named in Schedule II to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and to the knowledge of the Reporting Persons, no person named in Schedule II to this
            Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

            To the knowledge of the Reporting Persons, all persons named in
            Schedule II to this Schedule 13D are United States citizens.

            (c) Other than as set forth in this Item 5 and in Item 3 and
            Item 4, to the knowledge of the Reporting Persons as of the date hereof (i) neither the Reporting Persons nor any subsidiary or affiliate of the Reporting Persons nor any of the persons listed on Schedule I hereto, beneficially owns any Shares, and (ii) there have been no transactions in the Shares effected during the past 60 days by the Reporting Persons, nor to the knowledge of the Reporting Persons, by any subsidiary or affiliate of the Reporting Persons or any of the persons listed on Schedule I hereto.

            (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

            (e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Other than as described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7:     Material to be Filed as Exhibits

Exhibit     Description

   10.1 Agreement and Plan of Merger, dated as of October 1, 1998, between Apartment Investment and Management Company and Insignia Properties Trust.

   10.2     Second Amended and Restated Bylaws of Insignia Properties
            Trust.

   10.3 Irrevocable Proxy, dated as of October 1, 1998, granted by Apartment Investment and Management Company to Andrew L. Farkas, James A. Aston and Frank M. Garrison.

   10.4 Shareholder's Agreement, dated October 1, 1998, by and among Apartment Investment and Management Company, Andrew L. Farkas, James A. Aston and Frank M. Garrison.

   10.5 Agreement of Joint Filing, dated October 15, 1998, by and among Apartment Investment and Management Company, AIMCO-GP, Inc. and AIMCO Properties, L.P.


                                 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 14, 1998                   APARTMENT INVESTMENT AND
                                          MANAGEMENT COMPANY



                                          By: /s/ Patrick J. Foye
                                             ____________________________
                                          Name:  Patrick J. Foye
                                          Title: Executive Vice President


                                          AIMCO-GP, INC.


                                          By: /s/ Patrick J. Foye
                                             _____________________________
                                          Name:  Patrick J. Foye
                                          Title: Executive Vice President


                                          AIMCO PROPERTIES, L.P.

                                          By: AIMCO-GP, Inc.,
                                              its General Partner


                                          By: /s/ Patrick J. Foye
                                             ____________________________
                                          Name:  Patrick J. Foye
                                          Title: Executive Vice President





                                                                 SCHEDULE I

       DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO AND AIMCO-GP, INC.

            1. Directors and Executive Officers of AIMCO. The names and positions of the executive officers of AIMCO and AIMCO-GP, Inc., and the directors of AIMCO, are set forth below. The two directors of AIMCO-GP, Inc. are Terry Considine and Peter Kompaniez. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.

NAME                                POSITION
----                                --------

Terry Considine               Chairman of the Board of Directors and Chief
                                Executive Officer
Peter K. Kompaniez            Vice Chairman, President and Director
Thomas W. Toomey              Executive Vice President - Finance and
                                Administration
Joel F. Bonder                Executive Vice President and General Counsel
                                and Secretary
Patrick J. Foye               Executive Vice President
Robert Ty Howard              Executive Vice President - Ancillary Services
Steven D. Ira                 Executive Vice President and Co-Founder
David L. Williams             Executive Vice President - Property Operations
Harry G. Alcock               Senior Vice President - Acquisitions
Troy D. Butts                 Senior Vice President and Chief Financial
                                Officer
Martha Carlin                 Senior Vice President - Ancillary Services
Joseph DeTuno                 Senior Vice President - Property Redevelopment
Jack W. Marquardt             Senior Vice President - Accounting
Leeann Morein                 Senior Vice President - Investor Services
                                and Secretary
David O'Leary                 Senior Vice President - Buyers Access
R. Scott Wesson               Senior Vice President - Chief Information
                                Officer
Richard S. Ellwood            Independent Director; Chairman, Audit
                                Committee
J. Landis Martin              Director; Chairman, Compensation Committee
Thomas L. Rhodes              Director
John D. Smith                 Director


            2. Biographical Information. The following is a biographical summary of the experience of the current directors and executive officers of AIMCO and AIMCO-GP, Inc. for the past five years or more.

NAME                    PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                    ---------------------------------------------

Terry Considine         Mr. Considine has been Chairman of the Board of
                        Directors and Chief Executive Officer of AIMCO since July 1994. He is the sole owner of Considine
                        Investment Co. and prior to July 1994 was owner of approximately 75% of Property Asset Management,
                        L.L.C., Limited Liability Company, a Colorado limited liability company, and its related entities
                        (collectively, "PAM"), one of AIMCO's predecessors.
                        On October 1, 1996, Mr. Considine was appointed
                        Co-Chairman and director of Asset Investors Corp.
                        and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of Financial Assets Management, LLC, a real estate investment trust manager. Mr.
                        Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                        Considine received a B.A. from Harvard College, a J.D. from Harvard Law School and is admitted as a member of the Massachusetts Bar.

                        Mr. Considine has had substantial multifamily real estate experience. From 1975 through July 1994, partnerships or other entities in which Mr. Considine had controlling interests invested in approximately 35 multifamily apartment properties and commercial real estate properties . Six of these real estate assets (four of which were multifamily apartment properties and two of which were office properties) did not generate sufficient cash flow to service their related indebtedness and were foreclosed upon by their lenders , causing pre-tax losses of approximately $11.9 million to investors and losses of approximately $2.7 million to Mr. Considine .

 Peter K. Kompaniez     Mr. Kompaniez has been Vice Chairman, President
                        and a director of AIMCO since July 1994. Since
                        September 1993, Mr. Kompaniez has owned 75% of PDI
                        Realty Enterprises, Inc., a Delaware corporation
                        ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From
                        1986 to 1993, he served as President and Chief
                        Executive Officer of Heron Financial Corporation
                        ("HFC"), a United States holding company for Heron
                        International, N.V.'s real estate and related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units (including
                        6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr. Kompaniez received a B.A. from Yale
                        College and a J.D. from the University of California (Boalt Hall).

                        The downturn in the real estate markets in the late 1980s and early 1990s adversely affected the United States real estate operations of Heron International N.V. and its subsidiaries and affiliates (the "Heron Group"). During this period from 1986 to 1993, Mr. Kompaniez served as President and Chief Executive Officer of Heron Financial Corporation ("HFC"), and as a director or officer of certain other Heron Group entities. In 1993, HFC, its parent Heron International, and certain other members of the Heron Group voluntarily entered into restructuring agreements with separate groups of their United States and international creditors. The restructuring agreement for the United States members of the Heron Group generally provided for the joint assumption of certain liabilities and the pledge of unencumbered assets in support of such liabilities for the benefit of their United States creditors. As a result of the restructuring , the operations and assets of the United States members of the Heron Group were generally separated from those of Heron International and its non-United States subsidiaries. At the conclusion of the restructuring, Mr. Kompaniez commenced the operations of PDI, which was engaged to act as asset and corporate manager of the continuing United States operations of HFC and the other United States Heron Group members for the benefit of the United States creditors. In connection with certain transactions effected at the time of the initial public offering of AIMCO Common Stock, Mr. Kompaniez was appointed Vice Chairman of AIMCO and substantially all of the property management assets of PDI were transferred or assigned to AIMCO.

Thomas W. Toomey        Mr. Toomey has served as Senior Vice President -
                        Finance and Administration of AIMCO since January
                        1996 and was promoted to Executive
                        Vice-President-Finance and Administration in March
                        1997. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company
                        ("LPC") as well as Vice President/Senior Controller and Director of Administrative Services of Lincoln
                        Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur Andersen
                        & Co. where he served real estate and banking clients. From 1981 to 1983, Mr. Toomey was on the audit staff of Kenneth Leventhal & Company. Mr.
                        Toomey received a B.S. in Business
                        Administration/Finance from Oregon State University and is a Certified Public Accountant.

Joel F. Bonder          Mr. Bonder was appointed Executive Vice President
                        and General Counsel of AIMCO effective December 8,
                        1997. Prior to joining AIMCO, Mr. Bonder served as
                        Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as Vice President and Deputy General Counsel of NHP from June 1991 to March 1994 and as Associate General Counsel of NHP from 1986 to 1991.
                        From 1983 to 1985, Mr. Bonder was with the
                        Washington, D.C. law firm of Lane & Edson, P.C.
                        From 1979 to 1983, Mr. Bonder practiced with the
                        Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the University of Rochester and a J.D. from Washington University School of Law.

Patrick J. Foye         Mr. Foye has served as Executive Vice President of
                        AIMCO since May 1998. Prior to joining AIMCO, Mr.
                        Foye was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992 through 1994.
                        Mr. Foye is also Deputy Chairman of the Long Island
                        Power Authority and serves as a member of the New
                        York State Privatization Council. He received a
                        B.A. from Fordham College and a J.D. from Fordham
                        University Law School.

Robert Ty Howard        Mr. Howard was appointed Executive Vice President
                        - Ancillary Services in February 1998. Prior to joining AIMCO, Mr. Howard served as an officer and/or director of four affiliated companies, Hecco
                        Ventures, Craig Corporation, Reading Company and
                        Decurion Corporation. Mr. Howard was responsible for financing, mergers and acquisitions activities, investments in commercial real estate, both nationally and internationally, cinema development and interest rate risk management. From 1983 to 1988, he was employed by Spieker Properties. Mr.
                        Howard received a B.A. from Amherst College, a J.D.
                        from Harvard Law School and an M.B.A. from Stanford
                        University Graduate School of Business.

Steven D. Ira           Mr. Ira is a Co-Founder of AIMCO and has served as
                        Executive Vice President of AIMCO since July 1994.
                        From 1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired extensive experience in property management. Between 1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National Apartment Manager
                        Accreditation Board and is a former president of both the National Apartment Association and the Colorado Apartment Association. Mr. Ira is the sixth individual elected to the Hall of Fame of the National Apartment Association in its 54-year history. He holds a Certified Apartment Property
                        Supervisor (CAPS) and a Certified Apartment Manager designation from the National Apartment
                        Association, a Certified Property Manager (CPM) designation from the National Institute of Real
                        Estate Management (IREM) and he is a member of the Board of Directors of the National Multi-Housing
                        Council, the National Apartment Association and the
                        Apartment Association of Metro Denver. Mr. Ira received a B.S. from Metropolitan State College in 1975.

David L. Williams       Mr. Williams has been Executive Vice President -
                        Operations of AIMCO since January 1997. Prior to joining AIMCO, Mr. Williams was Senior Vice
                        President of Operations at Evans Withycombe
                        Residential, Inc. from January 1996 to January
                        1997. Previously, he was Executive Vice President at Equity Residential Properties Trust from October
                        1989 to December 1995. He has served on National
                        Multi-Housing Council Boards and NAREIT committees.
                        Mr. Williams also served as Senior Vice President of Operations and Acquisitions of US Shelter
                        Corporation from 1983 to 1989. Mr. Williams has been involved in the property management, development and acquisition of real estate properties since 1973. Mr. Williams received his B.A. in education and administration from the University of Washington in 1967.

Harry G. Alcock         Mr. Alcock has served as Vice President since July
                        1996, and was promoted to Senior Vice President -
                        Acquisitions in October 1997, with responsibility for acquisition and financing activities since July
                        1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC.
                        From 1988 to 1992, Mr. Alcock worked for Larwin
                        Development Corp., a Los Angeles based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988, Mr. Alcock worked for Ford Aerospace Corp. He received his B.S. from
                        San Jose State University.

Troy D. Butts           Mr. Butts has served as Senior Vice President and
                        Chief Financial Officer of AIMCO since November
                        1997. Prior to joining AIMCO, Mr. Butts served as a Senior Manager in the audit practice of the Real
                        Estate Services Group for Arthur Andersen LLP in
                        Dallas, Texas. Mr. Butts was employed by Arthur
                        Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family real estate investment trusts. Mr. Butts holds a Bachelor of Business Administration degree in Accounting from Angelo State University and is a Certified Public
                        Accountant.

Martha Carlin           Ms. Carlin has served as Vice President since
                        September 1996 and was promoted to Senior Vice
                        President - Ancillary Services in December 1997.
                        From December 1995 until September 1996, Ms. Carlin served as Chief Financial Officer for Wentwood
                        Investment Partners. Ms. Carlin was employed by
                        Arthur Andersen LLP for six years, with a primary focus in real estate. Ms. Carlin was also employed by MCI Communications and Lincoln Property Company.
                        Ms. Carlin received a B.S. from the University of Kentucky and is a certified public accountant.

Joseph DeTuno           Mr. DeTuno has been Senior Vice President -
                        Property Redevelopment of AIMCO since September
                        1997. Mr. DeTuno was president and founder of JD
                        Associates, his own full service real estate consulting, advisory and project management company which he founded in 1990. JD Associates provided development management, financial analysis, business plan preparation and implementation services. Previously, Mr. DeTuno served as President/Partner of Gulfstream Commercial
                        Properties, President and Co-managing Partner of
                        Criswell Development Company, Vice President of
                        Crow Hotel and Company and Project Director with
                        Perkins & Will Architects and Planners. Mr. DeTuno received his B.A. in architecture and is a registered architect in Illinois and Texas.

Jack W. Marquardt       Mr. Marquardt has been Senior Vice President -
                        Accounting of AIMCO since September 1997. Mr.
                        Marquardt brings over 17 years of real estate accounting experience to AIMCO. From October 1992 through August 1997, Mr. Marquardt served as Vice
                        President/Corporate Controller and Manager of Data
                        Processing for Transwestern Property Company, where he was responsible for corporate accounting, tax, treasury services and computer systems. From August
                        1986 through September 1992, Mr. Marquardt worked in the real estate accounting area of Aetna Realty
                        Investors, Inc. serving as Regional Controller from
                        April 1990 through September 1992. Mr. Marquardt received a B.S. in Business Administration/Finance from Ohio State University.

Leeann Morein           Ms. Morein has served as Senior Vice President -
                        Investor Services since November 1997. Ms. Morein has served as Secretary of AIMCO since July 1994.
                        From July 1994 until October 1997 Ms. Morein also served as Chief Financial Officer. From September
                        1990 to March 1994, Ms. Morein served as Chief
                        Financial Officer of the real estate subsidiaries of California Federal Bank, including the general partner of CF Income Partners, L.P., a publicly-traded master limited partnership. Ms.
                        Morein joined California Federal in September 1988 as Director of Real Estate Syndications Accounting and became Vice President-Financial Administration in January 1990. From 1983 to 1988, Ms. Morein was
                        Controller of Storage Equities, Inc., a real estate investment trust, and from 1981 to 1983, she was Director of Corporate Accounting for Angeles
                        Corporation, a real estate syndication firm. Ms.
                        Morein worked on the audit staff of Price
                        Waterhouse from 1979 to 1981. Ms. Morein received a
                        B.A. from Pomona College and is a Certified Public
                        Accountant.

David O'Leary           Mr. O'Leary has been President of Property
                        Services Group, Inc., an AIMCO subsidiary since
                        December 1997. Property Services Group, Inc.
                        administers the Buyers Access program. From 1993 until 1997, Mr. O'Leary served as Regional Vice
                        President and Senior Vice President for Property
                        Services Group, Inc., with responsibility for program marketing and sales. From 1981 to 1993 Mr.
                        O'Leary served as Vice President and Executive Vice
                        President for Commonwealth Pacific Inc., a privately held real estate investment and management firm based in Seattle, Washington.
                        During his tenure with Commonwealth Pacific, Inc.,
                        Mr. O'Leary was responsible for acquisitions, dispositions, development, and asset management from offices located in Houston and Dallas, Texas, Atlanta, Georgia and Seattle, Washington. Mr.
                        O'Leary also served as Vice President for Johnstown
                        American Companies, directing acquisition activities for the Northeast United States. Mr.
                        O'Leary received his B.A. Degree from the University of Utah in 1979.

R. Scott Wesson         Mr. Wesson has served as Senior Vice President -
                        Chief Information Officer of AIMCO since July 1997.
                        From 1994 until 1997, Mr. Wesson served as Vice
                        President of Information Services at Lincoln
                        Property Company, where he was responsible for information systems infrastructure, technology planning and business process re-engineering. From
                        1992 to 1994, Mr. Wesson served in the role of Director of Network Services for Lincoln Property
                        Company, where he was responsible for the design and deployment of the company's Wide Area Network and Local Area Networks, comprising over 2,500 workstations in over 40 locations nationwide. From
                        1988 to 1992, he was a systems consultant with Automatic Data Processing involved in design, planning and deployment of financial and human resources systems for several major, multinational organizations. From 1984 to 1987, he was a Senior
                        Analyst with Federated Department Stores, Inc.
                        involved in planning and distribution. Mr. Wesson received his B.S. from the University of Texas in 1984.

Richard S. Ellwood      Mr. Ellwood was appointed a Director of AIMCO in
12 Auldwood Lane        July 1994 and is currently Chairman of the Audit
Rumson, NJ 07760        Committee. Mr. Ellwood is the founder and President
                        of R.S. Ellwood & Co., Incorporated, a real estate investment banking firm. Prior to forming R.S.
                        Ellwood & Co., Incorporated in 1987, Mr. Ellwood had 31 years experience on Wall Street as an investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987; Managing Director at Warburg
                        Paribas Becker from 1978 to 1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in various capacities at J.P. Morgan & Co. from 1955 to 1968.
                        Mr. Ellwood currently serves as a director of FelCor Suite Hotels, Inc. and Florida East Coast
                        Industries, Inc.

J. Landis Martin        Mr. Martin was appointed a Director of AIMCO in July
1999 Broadway           1994 and became Chairman of the Compensation Committee
Suite 4300              in March 1998. Mr. Martin has served as President
Denver, CO 80202        and Chief Executive Officer and a Director of NL
                        Industries, Inc., a manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals
                        Corporation ("TIMET") and NL Industries, Inc., since 1990 and as Chief Executive Officer and a director of Tremont since 1998. Mr. Martin has served as Chairman of Timet, an integrated producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by Dresser Industries , Inc. ("Dresser") in 1994,
                        Mr. Martin served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In addition to Tremont, NL and TIMET, Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.

Thomas L. Rhodes        Mr. Rhodes was appointed a Director of AIMCO in July
215 Lexington Avenue    1994. Mr. Rhodes has served as the President and a
4th Floor               Director of National Review magazine since November 30,
New York, NY 10016      1992, where he has also served as a Director since
                        1998. From 1976 to 1992, he held various positions at Goldman, Sachs & Co. and was elected a General
                        Partner in 1986 and served as a General Partner from 1987 until November 27, 1992. He is currently
                        Co-Chairman of the Board , Co-Chief Executive
                        Officer and a Director of Commercial Assets Inc.
                        and Asset Investors Corporation. He also serves as a Director of Delphi Financial Group, Inc. and its subsidiaries , Delphi International Ltd., Oracle
                        Reinsurance Company, and the Lynde and Harry
                        Bradley Foundation. Mr. Rhodes is Chairman of the
                        Empire Foundation for Policy Research, a Founder and Trustee of Change NY, a Trustee of The Heritage
                        Foundation, and a Trustee of the Manhattan
                        Institute.

John D. Smith           Mr. Smith was appointed a Director of AIMCO in
3400 Peachtree Road     November 1994. Mr. Smith is Principal and President
Suite 831               of John D. Smith Developments. Mr. Smith has been a
Atlanta, GA 30326       shopping center developer, owner and consultant for
                        over 8.6 million square feet of shopping center projects including Lenox Square in Atlanta, Georgia. Mr. Smith is a Trustee and former
                        President of the International Council of Shopping
                        Centers and was selected to be a member of the American Society of Real Estate Counselors. Mr.
                        Smith served as a Director for Pan-American
                        Properties, Inc. (National Coal Board of Great
                        Britain) formerly known as Continental Illinois
                        Properties. He also serves as a director of American Fidelity Assurance Companies and is retained as an advisor by Shop System Study
                        Society, Tokyo, Japan.



                                                                SCHEDULE II

            The name, present principal occupation, business address and citizenship of each individual who shares voting power with Apartment Investment and Management Company pursuant to the irrevocable proxy, dated as of October 1, 1998, granted by Apartment Investment and Management Company with respect to its common shares of beneficial ownership of Insignia Properties Trust, are set forth below.


Andrew L. Farkas. The business address of Andrew L. Farkas ("AF") is 375 Park Avenue, Suite 3401, New York, New York 10152. The present principal occupation of AF is the Chairman of the Board and Chief Executive Officer of Insignia/ESG Holdings, Inc., a Delaware corporation ("Holdings"), which is the parent company of an international real estate organization, specializing in commercial real estate services, single-family brokerage and mortgage origination, condominium and cooperative apartment management, equity co-investment and other services. Holdings' principal executive offices are located at 200 Park Avenue, New York, New York 10166. AF is a United States citizen.

James A. Aston. The business address of James A. Aston ("JAA") is 15 South Main Street, Suite 900, Greenville, South Carolina, 29602. The present principal occupation of JAA is member of the Office of the Chairman and Chief Financial Officer of Holdings. JAA is a United States citizen.

Frank M. Garrison. The business address of Frank M. Garrison ("FMG") is 102 Woodmont Boulevard, Suite 400, Nashville, Tennessee, 37205. The present principal occupation of FMG is member of the Office of the Chairman of Holdings. FMG is a United States citizen.



                               EXHIBIT INDEX


Exhibit     Description

   10.1 Agreement and Plan of Merger, dated as of October 1, 1998, between Apartment Investment and Management Company and Insignia Properties Trust.

   10.2     Second Amended and Restated Bylaws of Insignia Properties
            Trust.

   10.3 Irrevocable Proxy, dated as of October 1, 1998, granted by Apartment Investment and Management Company to Andrew L. Farkas, James A. Aston and Frank M. Garrison.

   10.4 Shareholder's Agreement, dated October 1, 1998, by and among Apartment Investment and Management Company, Andrew L. Farkas, James A. Aston and Frank M. Garrison.

   10.5 Agreement of Joint Filing, dated October 15, 1998, by and among Apartment Investment and Management Company, AIMCO-GP, Inc. and AIMCO Properties, L.P.